MOODY NATIONAL REIT II, INC.

6363 Woodway Drive, Suite 110

Houston, TX 77057

April 6, 2017

Via EDGAR

Ms. Sandra Hunter Staff Attorney – Office of Real Estate and Commodities Division of Corporation Finance United States Securities and Exchange Commission Washington, DC 20549

Re:	Moody National REIT II, Inc. Registration Statement on Form S-4 File No. 333-215362 Rule 461 Request for Acceleration

Dear Ms. Hunter:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Moody National REIT II, Inc. hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-215362) so that it may become effective at 5:00 p.m., Eastern time, on Thursday, April 6, 2017, or as soon as practicable thereafter. This request for acceleration revokes and supersedes Moody National REIT II, Inc.’s previous requests for acceleration.

Please contact David E. Brown, Jr. of Alston & Bird LLP at (202) 239-3345 with any questions concerning this request, and please inform Mr. Brown when this request for acceleration has been granted.

Sincerely,

Moody National REIT II, Inc.

By:	/s/ Brett C. Moody
Brett C. Moody
Chief Executive Officer, President and Chairman of the Board

cc:	Bryan Hough

Securities & Exchange Commission

Mary E. Smith

Moody National Companies

David E. Brown

Alston & Bird LLP

Sharon A. Kroupa

Christopher W. Pate

Venable LLP

Daniel M. LeBey

Vinson & Elkins L.L.P